SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2005



                               CP SHIPS LIMITED

   ------------------------------------------------------------------------

                (Translation of Registrant's Name Into English)

 2 City Place, Beehive Ring Road, Gatwick, West Sussex, RH6 0PA, United Kingdom

   ------------------------------------------------------------------------

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F____    Form 40-F   X
                                  -

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes______  No X
                   -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                              Page 1 of 37 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CP SHIPS LIMITED
                                            (Registrant)

Date:  11 August 2005
                                            By:  /s/ JOHN BAKER
                                                 ----------------------------
                                                 Name: John Baker
                                                 Title:   Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                             Page
----------------------                                             ----

  10.1      Press Release of CP Ships Limited "CP SHIPS              4
            REPORTS RECORD QUARTER", dated 11 August 2005

                                                                  Exhibit 10.1


                        CP SHIPS REPORTS RECORD QUARTER

         (Definitions of non-GAAP terms are at the end of this report.
                   All dollar amounts are US$ unless noted)

GATWICK, UK (11th August 2005) - CP Ships Limited today announced unaudited operating income of US $47 million for the second quarter and $76 million for first half 2005, double that for first half 2004. Net income after a $6 million mark-to-market charge on outstanding foreign exchange hedge contracts and a one-time charge of $3 million for the settlement of an industry pension fund deficit was $33 million for the quarter against $3 million in 2004 and basic earnings per share was $0.37. Net income would have been $42 million and earnings per share $0.47 before these items.

FINANCIAL HIGHLIGHTS
--------------------

    Unaudited                              Three months to 30th June     Six months to 30th June
    $ millions unless otherwise indicated           2005        2004         2005           2004

    Volume(A) (teu thousands)                        581         570        1,114          1,132
    Revenue                                        1,063         903        2,029          1,717
    Average revenue per teu ($)(B)                 1,828       1,584        1,820          1,517
    Average freight rate per teu ($)(C)            1,167       1,003        1,151            982
    Cost per teu ($)(D)                            1,564       1,407        1,580          1,388
    EBITDA(E)                                         75          55          132             98
    Operating income                                  47          26           76             37
    Net income                                        33           3           48              6
    Earnings per share basic ($)                    0.37        0.03         0.53           0.07
    Dividend per share ($)                          0.06        0.04         0.12           0.08
    Free cash flow(F)                                 58          20          144             35


SUMMARY
-------

o    Revenue up 18% and average revenue per teu up 15% from second quarter
     2004

o    Volume for the quarter up 2% on second quarter 2004

o Average freight rate up 16% from second quarter 2004 and 3% from first quarter 2005

o    Cost per teu up 11% from same quarter 2004 but down 2% from first quarter
     2005

o EBITDA for second quarter $75 million, up from $55 million in second quarter 2004

o Operating income $47 million a quarterly record and up $21 million from second quarter 2004

o Net income $33 million, up from $3 million in 2004; first half $48 million against $6 million

o    Basic earnings per share $0.37 and after adjustments $0.47

o Free cash flow $58 million against $20 million in 2004; $144 million for the first half against $35 million

COMMENT
-------

"Our strong start to 2005 has continued into the second quarter with net income exceeding our own expectations. Volume was higher than the same quarter last year after the slight decline in the first quarter and freight rates continue to improve, up 3% from first quarter," said Chief Executive Ray Miles. He added "TransAtlantic had a good quarter with average freight rates up 8% overall from first quarter and improving during the quarter with June up 12% over first quarter average, exceeding our previously announced target of 10%. In Australasia and Latin America profits were well ahead of 2004. However, Asia results did not meet our expectations."

OUTLOOK
-------

The following section contains forward-looking statements and investors should read the cautions under the heading "Forward-Looking Statements."

We expect overall volume for 2005 to be similar to 2004 and average freight rates to continue to improve in the second half. We are raising our previous basic earnings per share guidance for 2005 to a range between $1.40 to $1.60 from $1.30 to $1.50. In the TransAtlantic, we expect operating income to continue to improve, despite higher costs, by building on freight rate increases achieved in the second quarter and on recent July increases. Our solid performance is expected to continue in Australasia and Latin America. In Asia, we expect operating results to improve in the second half with continuing volume growth although freight rates are unlikely to increase much and ship network costs will be higher until expensive short-term charters are replaced. Unit cost increases for the second half are expected to be relatively modest against the first half. Our cost assumptions include a higher average fuel price of $233 per tonne (Rotterdam Barges Index) up from $202 per tonne assumed in first quarter outlook, and average exchange rates of US$ to Canadian $1.20, Euro 0.77 and GB Pound 0.54. The estimated adverse impact of the Vancouver truckers strike is included in our earnings guidance.

REVIEW OF OPERATIONS

Revenue
-------

Revenue for the quarter at $1.06 billion was up 18% from $903 million reported in the second quarter 2004 on increased volume and freight rates. Volume was 2% higher driven by improvements in Latin America and Asia while average revenue per teu increased by 15% from $1,584 to $1,828 over the same quarter last year and 1% from $1,812 in the first quarter 2005. Average freight rates were up 16% from second quarter 2004 and 3% from first quarter while inland transport and other revenue increased 15% over second quarter last year and 7% from first quarter.

For the first half 2005, volume was slightly lower than same period 2004 as the improvements in second quarter only partly offset the effects of schedule delays, service restructuring and programs to improve cargo mix in the first quarter. Revenue for the first half 2005 was $2.0 billion, up 18%, with average freight rates up 17% and inland transport and other revenue 15% higher over the same period 2004.

Expenses
--------

Total expenses for the quarter of $1.02 billion were up $139 million or 16% from $877 million in the same quarter 2004 due to higher volume and increases in unit operating costs.

Total container shipping expenses at $843 million were up 15% from $733 million while general and administrative expenses were $124 million, $16 million higher than the same quarter 2004. Overhead expenses included a one-time $3 million charge relating to the Merchant Navy Officers Pension Fund following a recent UK court decision which resulted in certain shipping industry employers being held liable for a shortfall in this defined benefit pension scheme in which CP Ships used to be a participating employer.

Cost per teu at $1,564 increased 11% from second quarter 2004 but was down 2% from first quarter 2005. Compared with second quarter 2004, inland and other variable costs increased 4% and fixed costs 7%, which was all attributable to higher ship costs. Fuel was up $23 million and charter costs $16 million from second quarter last year.

Most of the 16 charter renewals anticipated in 2005 have now been concluded with an estimated increase in comparable charter cost of $30 million for 2005, up slightly from the previous estimate of $28 million. The estimated incremental cost in 2005 of the 2004 renewals remains at $16 million.

An exchange loss of $21 million was recorded for the quarter, compared with a $7 million loss in second quarter 2004, being an unusually high $15 million loss arising from foreign currency receivables and payables settled in the quarter and the translation of quarter-end balance sheet foreign currency denominated assets and liabilities and a $6 million unrealized exchange loss from the mark-to-market of hedging contracts outstanding at the end of the quarter. A further $2 million exchange loss was realized on hedge contracts settled in the quarter recorded in container shipping operations expenses. This compared to a $1 million realized loss in second quarter 2004.

There was no adverse effect in the quarter from congestion or from the Vancouver Truckers Association strike which started at the end of June. However, we anticipate some loss of local truck volume through Vancouver in the third quarter. Rail operations, which service the majority of our business through Vancouver, continue to operate normally. The estimated adverse impact on operating income is $0.5 million per week until the strike is resolved.

For the first half of 2005, total expenses were $1.95 billion, up 16% from the first half 2004. Within fixed costs, fuel expenses before hedging increased $32 million and charter expenses were up $29 million. There was a $7 million loss from mark-to-market of currency hedges and a $13 million exchange loss from settlement of transactions and balance sheet exchange revaluation compared to a total $1 million loss in the first half last year.

Operating Income
----------------

Second quarter operating income was $47 million, up $21 million from $26 million in the same quarter last year with higher revenue continuing to outpace higher costs. Operating income for the first half of the year at $76 million was double the $37 million in the first half of 2004.

Other Consolidated Income Statement Items
-----------------------------------------

Net interest expense for the quarter was $11 million, consistent with first quarter 2005 but significantly lower than $21 million for the second quarter 2004 which included a $9 million non-cash charge from fair valuing interest rate swap agreements which did not qualify for hedge accounting under accounting rules that were effective from 1st January 2004. For the first half 2005, interest expense was $22 million compared to $28 million in the same period 2004.

Income tax was $3 million for the quarter and $6 million for the half year compared to $2 million and $3 million respectively for the comparable periods in 2004.

Net Income
----------

Net income available to common shareholders was $33 million, or $0.37 basic earnings per share, for the quarter, up significantly from $3 million, or $0.03 basic earnings per share, for the same period in 2004 mainly from improved operating performance.

For the second quarter 2005, net income was $33 million after the $6 million mark-to-market charge on outstanding foreign exchange hedges and the one-time charge of $3 million for final settlement of the liability relating to an industry pension fund deficit. Net income would have been $42 million before these items.

For the first six months net income was $48 million, or $0.53 basic earnings per share, up $42 million from $6 million or $0.07 basic earnings per share in the same period 2004.

TRANSACTION DISCUSSIONS

CP Ships Limited has confirmed that it is in discussions regarding a possible transaction. There is no assurance that a transaction will result from these discussions and no further comment will be forthcoming unless the situation warrants.

BRAND STRATEGY

At the end of April, CP Ships announced plans to re-brand its seven container shipping services under the single CP Ships name. The decision to adopt a single brand responded to customer requests to simplify the business. A single CP Ships brand also permits streamlining of corporate structure, further improvement of accounting and related business processes and information systems, cost savings, strengthened company culture as well as more close alignment of communication with all stakeholders. Completion of the re-branding project is expected early in 2006.

LOGISTICS ACQUISITIONS

During the second quarter, CP Ships further expanded its logistics services through the acquisition of Borg International Freight Services, based in Quebec, Canada and Paul Bellack based in Philadelphia, USA for a combined consideration of $7 million of which approximately 50% is contingent on financial performance.

SHIP FLEET EXPANSION

The first two of nine 4250 teu ships ordered in 2003 from Seaspan Container Lines of Vancouver will be deployed in the US East Coast - India service. CP Kanha will be deployed mid-October followed by CP Corbett in January 2006.

All nine ships are being chartered for up to 12 years at about $19,000 per day. CP Kanha and CP Corbett will replace three smaller, more expensive short-term chartered ships in our Indian trades and will increase capacity, reduce operating costs and improve service.

The remaining seven ships are on schedule for delivery one each in first, second and third quarters 2006, two in fourth quarter and one each in first and second quarters 2007.

BUSINESS SEGMENT REVIEW

TransAtlantic Market
--------------------

Revenue for the quarter at $506 million was 15% higher than the second quarter 2004 with higher freight rates, up 8% from first quarter and 12% in June compared to first quarter, exceeding our previously announced target of 10%, and more than offsetting slightly lower volume. Expenses for the quarter were $485 million, up $52 million on second quarter last year due to higher variable costs per teu and fuel price.

Operating income at $21 million was up from $8 million in second quarter last year, with improved trade lane supply-demand balance due mainly to the now completed restructuring of capacity in the Montreal Gateway as well as stronger trade lane conditions both of which led to higher average freight rates.

Operating income for the first half 2005 at $24 million improved significantly compared to $6 million last year with higher revenues more than offsetting higher unit costs and slightly lower volume.

Australasian Market
-------------------

Revenue at $167 million for the quarter was 14% higher than the same quarter last year with higher average freight rates, up 18% from second quarter 2004 and 6% from first quarter, more than offsetting slightly lower volume and higher ship costs.

Operating income at $9 million for the quarter was up from $6 million in same period 2004. First half 2005 at $18 million was also higher than first half 2004 at $16 million.

Latin American Market
---------------------

Revenue at $121 million for the second quarter was 36% higher than the second quarter 2004 with average freight rates up 23% from second quarter last year and 2% from first quarter 2005. Continuing strong trade lane conditions and extra capacity added last year also led to a 10% increase in volume. Unit costs increased over second quarter 2004 due to higher unit variable costs and expansion of services. Operating income for the quarter was $12 million, up from $5 million in second quarter 2004.

For the half year, operating income was $22 million compared to $6 million in the same period last year reflecting stronger trade lane conditions, higher volume and improved freight rates.

Asian Market
------------

Revenue for the quarter was $226 million, an increase of 18% over second quarter 2004 with volume up 14% and average freight rates 8% higher, partly offset by higher ship costs. Operating income at $3 million, although better than the break-even result in the second quarter 2004, was disappointing with both weaker freight rates, down 3% overall from first quarter, and lower volume than expected in the lead legs of all trade lanes. Several initiatives have been taken to improve our services, including the start of weekly sailings in Asia-Australia in August and the planned deployment of two 4250 teu ships in India by early next year. We are reviewing opportunities to improve the efficiency of our Asia-Americas services.

For the half year, operating income was $6 million against a loss of $1 million a year ago with higher volume and average freight rates more than offsetting higher costs.

Other Activities
----------------

Operating income for the quarter was $2 million against $7 million in the second quarter 2004 with improved results from Montreal Terminals offset by weaker performance in the North America-South Africa trade lane and the one-time $3 million charge relating to an industry pension fund deficit. The weaker second quarter contributes to lower operating income for the half year at $6 million compared to $10 million last year.

NON-CASH WORKING CAPITAL

Net non-cash working capital fell by $7 million in the second quarter, compared to an increase of $9 million in the same period 2004, due mainly to an increase in current liabilities of $32 million from 31st March 2005 partly offset by an increase in current assets of $30 million. For the first six months of 2005, non-cash working capital fell by $53 million, compared to an increase of $23 million in the same period 2004, due mainly to an increase in current liabilities of $72 million.

PROPERTY, PLANT & EQUIPMENT

Additions to property, plant and equipment in the second quarter was $28 million including $7 million for the final 500 of 3,000 temperature-controlled containers ordered during 2004, $10 million for information systems and terminal equipment and $8 million for the first 3,500 of 19,500 dry-van containers ordered earlier this year. For the first six months of the year, additions were $43 million, including $22 million for containers, $10 million for information systems and $5 million for terminal equipment.

As previously announced, CP Ships has ordered, at a total cost of $106 million, a further 3,000 temperature-controlled and 19,500 dry-van containers, of which 3,500 were delivered in second quarter. The remaining dry-vans and all of the temperature-controlled containers are due for delivery through the second half. This investment will replace old or expensive leased containers and help meet previously stated objectives to double carryings in the higher margin refrigerated cargo market over the next five years.

Financing has been arranged under capital leases to finance investment in containers and terminal equipment.

SHIP FLEET

The ship fleet was 82 ships on 30th June 2005, up from 81 ships on 31st March 2005 due mainly to a temporary addition of a ship during restructuring of Indian services.

COMMON SHARES

At close of business on 9th August 2005, there were 90,448,468 common shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents increased by $119 million to $254 million at the end of the quarter from $135 million at 31st December 2004. Cash generated from operations in the quarter was $72 million, up $44 million on the same period 2004 due to both an improvement in net income and in non-cash working capital. Cash from operations for the first six months of 2005 was $168 million, up $115 million on same period 2004.

Cash outflow on financing activities was $11 million during the second quarter 2005 compared to $35 million in the same period last year, mainly from reduced levels of debt repayment. During the second quarter 2005, $7 million of short-term debt associated with the temperature-controlled containers was refinanced by capital leases. Cash applied to financing activities for the first six months of 2005 was $19 million compared to $51 million in the same period 2004.

During the second quarter, $20 million was spent on investing activities, up from $13 million in the same period 2004. Cash spent on capital additions was $13 million, up $4 million on the same period last year and included $5 million investment in terminal equipment, which was refinanced subsequent to the quarter end under a seven-year capital lease. Cash expenditure for investing activities also included $6 million for logistics acquisitions, including payment of deferred consideration related to the previous acquisition of ROE Logistics. Cash applied to investing activities for the six months ended 30th June 2005 was $30 million compared to $23 million in 2004.

Free cash flow for the second quarter 2005 was $58 million compared to $20 million in the second quarter 2004 due primarily to higher net income.

Debt at $570 million on 30th June 2005 was up by $6 million on 31st December 2004 due to the commencement during second quarter 2005 of the final sub-leases under the $46 million lease for the first 3,000 temperature-controlled containers ordered last year, net of modest debt repayment.

During April, a second $46 million committed credit facility was arranged to finance 100% of the second order of 3,000 temperature-controlled containers and a $60 million committed credit facility was arranged to finance the 19,500 dry-van containers. Both facilities are available until 21st December 2005 with an average commitment fee of 0.4% per year of the undrawn amount payable during the delivery period. The facilities are each split into four equal sized sub-leases, each of which must commence prior to the facility expiring. Each lease is for eight years, amortizes to a 10% balloon payment, grants CP Ships a purchase option at expiry and is priced at 3-month US$ LIBOR+1.15%. The leases contain a number of cross default provisions and financial and operational covenants which are similar to those contained in the $525 million revolving credit facility.

At 30th June 2005, CP Ships was in compliance with its covenants and expects to remain in compliance throughout 2005 based on current projections. It had no dividend or debt arrears.

Credit Ratings - At 30th June 2005 and 10th August 2005, Standard and Poor's corporate rating was BBB- with an outlook of "negative." Moody's senior implied rating remains Ba2 and outlook "stable." The 10 3/8% senior notes are rated BB+ by Standard and Poor's and Ba3 by Moody's and the 4% convertible senior subordinated notes BB+ and B1 respectively. In the event that the corporate rating from Standard and Poor's was to decrease by two notches to BB, a default, unless remedied, including by prepayment of the facility, would be triggered under a container sale and leaseback agreement. A default would lead to cross default of certain other debt facilities, including the revolving credit facilities.

FINANCIAL INSTRUMENTS

Foreign Currency Exchange Risk Management
-----------------------------------------

Revenue is denominated primarily in US$, but CP Ships is exposed to a net foreign currency exchange risk through local operating costs. The most significant currency exposures are Euro, Canadian $, Mexican Peso and GB Pound.

During the second quarter 2005, about 40% of Canadian $, 25% of Euro and 32% of GB Pound cost exposures were hedged resulting in a realized $2 million loss compared with a loss of $1 million in the same period 2004.

At the end of the quarter, CP Ships had a number of foreign exchange hedging contracts in place which provide an economic hedge against part of the anticipated Canadian $, Euro and GB Pound cost exposures for the rest of 2005. The hedge contracts did not qualify for hedge accounting and as such the movement in market value has to be recognized in the profit and loss statement. At 30th June 2005, the contracts had a negative market value of $4 million compared to a positive value of $2 million at the end of the first quarter 2005 resulting in a $6 million non-cash charge against profit for the quarter.

The hedges in place at 30th June 2005 and at 10th August 2005 have the following coverage against expected cost exposure in the hedged currencies for the remainder of 2005, and at the ranges indicated:


                        Contracts in place at 30th June and at 10th August 2005
1 US$ buys                       Hedge %                             Range
--------------------------------------------------------|----------------------
Canadian $                         40                   |          1.22 - 1.23
Euro                               25                   |          0.76 - 0.77
GB Pound                           32                   |          0.53 - 0.56



The estimated impact before hedging of a 1% decrease in the US$ exchange rate against all of the Euro, Canadian $, Mexican Peso, and GB Pound combined exposures would be to decrease annual operating income by $5 million; a 1% increase in the US$ exchange rate would increase operating income by $5 million.

Interest Rate Risk Management
-----------------------------

At 30th June 2005, taking account of fixed to floating interest rate swaps on the ten-year senior notes, $349 million or 61% of gross debt was at floating rates linked to US$ LIBOR. The average margin over LIBOR on the floating debt was 3.6%. The remaining borrowings were fixed at an average rate of 4.5%.

Net of cash and cash equivalents, the estimated effect of a 1% increase in US$ LIBOR would be to decrease annual net income by $1 million.


Fuel Price Risk Management
--------------------------

During the second quarter, 386,000 tonnes of bunker fuel were consumed at an average price of $231 per tonne compared to 382,000 tonnes at $171 in the same period 2004. For the first six months, 775,000 tonnes of bunker fuel were consumed at an average price of $203 per tonne compared to 759,000 tonnes at $165 in first half 2004.

To manage up to 50% of anticipated exposure to movements in the price of bunker fuel, a range of instruments is used including swaps and put and call options resulting in a hedging gain of $4 million for the second quarter 2005 compared to $1 million gain in the same period 2004. For the first six months, a hedging gain of $6 million was recognized compared to a loss of $1 million in the same period 2004.

At 30th June 2005, approximately 20% of anticipated fuel price exposure is covered in a range of $156 - $173 per tonne for the remainder of 2005. The hedges are written against the Rotterdam 3.5% Barges Index and are before delivery costs.

The estimated impact on annual operating income, based on 2004 fuel purchases and before hedging, of a 5% movement in CP Ships second quarter 2005 average bunker fuel price would be $18 million, although up to 50% of any price increase is estimated to be recoverable through fuel surcharges with a delay of two to three months.

Off-Balance Sheet Arrangements
------------------------------

No off-balance sheet arrangements, including guarantee contracts, retained or contingent interests, derivative instruments and variable interest entities, were entered into during the quarter which have, or are reasonably likely to have, a current or future material effect on financial results.

LITIGATION UPDATE

As previously reported, six class action lawsuits in the US and three in Canada have been filed against CP Ships and certain directors and officers. In addition, a new US lawsuit was filed on 1st August 2005 by a single shareholder of CP Ships stock. All ten actions are in respect to CP Ships' restatements of previously reported financial results. CP Ships has retained counsel and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in the financial statements.

Liberty Global Logistics LLC filed a complaint on 18th March 2005 in the US District Court for the Eastern District of New York against the US Maritime Administration and the United States of America challenging the Maritime Security Program awards made in January 2005 to Lykes Lines and others. The company is participating in the vigorous defence of this complaint.

CONTROLS AND PROCEDURES

Disclosure controls and procedures are defined by the US Securities and Exchange Commission as those controls and procedures that are designed to ensure that information required to be disclosed in CP Ships filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

CP Ships has, consistent with management's ongoing efforts to rationalize legacy accounting systems and to improve financial reporting and disclosure controls and procedures, introduced a new SAP financial accounting system in the majority of its brands with effect from 1st January 2004. One of the two remaining brands was transferred to SAP from 1st April 2005. The final brand is on an earlier version of SAP but is anticipated to be transitioned to new SAP by the end of 2005.

A permanent Business Controls group, led by Vice President Business Controls, was established at the end of 2004. This group's mandate is to build on initial improvements to internal controls following the restatement last year of financial results for 2002, 2003 and first quarter 2004, with particular focus on those controls involving the recording and monitoring of accruals for costs and the review and reconciliation of balances. It coordinates closely with a separate team whose task is to ensure compliance by the end of 2006 with reporting on internal financial controls required under Section 404 of the US Sarbanes-Oxley Act.

CP Ships believes that the implementation of SAP and other initiatives has and will continue to significantly enhance its financial controls.

In connection with the preparation of the second quarter 2005 interim financial statements, management has evaluated CP Ships disclosure controls and procedures and has concluded that such disclosure controls and procedures were effective as at 30th June 2005. Other than the implementation of improvements and processes described above, including SAP and the development of the Business Controls group, there has been no change in internal controls during second quarter 2005 that has materially affected, or is reasonably likely to materially affect, CP Ships internal control over financial reporting.

DIVIDEND

The Board of Directors has declared a dividend for the second quarter 2005 of $0.06 per common share, payable on 6th September to shareholders of record on 23rd August.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policies used which are critical in preparing the unaudited interim consolidated financial statements are discussed in the Management's Discussion and Analysis included in our 2004 Annual Report, except as disclosed in note 2 to the unaudited interim consolidated financial statements. The preparation of the consolidated financial statements in accordance with Canadian GAAP requires judgement and the use of estimates that affect the reported amounts. A substantial proportion of CP Ships' container shipping operations costs such as inland transport and empty container positioning has to be estimated for each period and is included in the period end balance sheet as accruals. Actual results may differ from these estimates.

CHANGE IN ACCOUNTING POLICIES

Changes in accounting polices in preparing the unaudited interim consolidated financial statements are detailed in note 2 of the interim financial statements.

CONFERENCE CALL AND PRESENTATION

Management will discuss this report in a conference call and presentation with the investment community on 11th August 2005 at 3:00 pm EDT, 8:00 pm London, UK BST. The conference call will be webcast live on the CP Ships website (www.cpships.com), where it will also be available in archive. In addition, parties may participate in the conference call on a listen-only basis by calling 1 (800) 289 0572 (toll-free in Canada and the US).

ADDITIONAL INFORMATION

Additional information, including the 2004 Annual Report, may be found on SEDAR, www.sedar.com, EDGAR at www.sec.gov/edgar.shtml or on the CP Ships website.

FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking information and statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as "consider," "anticipate," "believe," "expect," "plan," "intend," "likely" or similar words suggesting future outcomes or statements regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

Although CP Ships believes it has a reasonable basis for making the forecasts or projections included in this report , readers are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information of CP Ships involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; general global, political and economic and business conditions, including the length and severity of any economic slowdown in the countries and regions where CP Ships operates, including seasonality, particularly in the United States, Canada, Latin America, Australasia, Asia and Europe; the effects of competition and pricing pressures; changes in freight rates; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; difficulties in achieving cost savings; currency exposures and exchange rate fluctuations, fuel price and interest rate fluctuations; changes in access to capital markets and other sources of financing; various events which could disrupt operations, including war, acts of terrorism, severe weather conditions and external labour unrest, all of which may be beyond CP Ships' insurance coverage; compliance with security measures by governmental and industry trade practice groups, the outcome of civil litigation related to CP Ships' restatement of financial results and the impact of any resulting legal judgments, settlements and expenses, and CP Ships' anticipation of and success in managing the risks associated with the foregoing.

The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in CP Ships' filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

QUARTERLY RESULTS 2005, 2004 and 2003



 Unaudited
 US$ millions except volume and per          Q2       Q1        Q4        Q3        Q2       Q1         Q4        Q3        Q2
 share amounts                             2005     2005      2004      2004      2004     2004       2003      2003      2003
---------------------------------------------------------------------------------------------------------------------------------
 Volume (teu 000s)
         TransAtlantic                      299      280       292       306       305      294        301       287       305
         Australasia                         67       65        74        72        73       74         78        79        73
         Latin America                       67       62        65        63        61       58         63        63        60
         Asia                               143      121       133       131       126      126        119       114       111
         Other                                5        5         4         6         5       10          8        11         9
                                         ----------------------------------------------------------------------------------------
                                            581      533       568       578       570      562        569       554       558
---------------------------------------------------------------------------------------------------------------------------------
 Revenue
         TransAtlantic                      506      459       458       449       441      406        428       400       401
         Australasia                        167      153       152       150       146      132        136       133       129
         Latin America                      121      113       112       107        89       79         80        78        75
         Asia                               226      206       227       224       192      170        167       172       158
         Other                               43       35        39        36        35       27         27        33        28
                                         ----------------------------------------------------------------------------------------
                                          1,063      966       988       966       903      814        838       816       791
                                         ----------------------------------------------------------------------------------------

                                         ----------------------------------------------------------------------------------------
 Expenses
         TransAtlantic                      485      456       444       444       433      408        397       387       381
         Australasia                        158      144       143       143       140      122        131       126       123
         Latin America                      109      103       107        95        84       78         76        74        72
         Asia                               223      203       214       213       192      171        175       164       156
         Other                               41       31        34        30        28       24         23        27        25
                                         ----------------------------------------------------------------------------------------
                                          1,016      937       942       925       877      803        802       778       757
                                         ----------------------------------------------------------------------------------------

                                         ----------------------------------------------------------------------------------------
 Operating income/(loss)
         TransAtlantic                       21        3        14         5         8       (2)        31        13        20
         Australasia                          9        9         9         7         6       10          5         7         6
         Latin America                       12       10         5        12         5        1          4         4         3
         Asia                                 3        3        13        11         0       (1)        (8)        8         2
         Other                                2        4         5         6         7        3          4         6         3
                                         ----------------------------------------------------------------------------------------
                                             47       29        46        41        26       11         36        38        34
                                         ----------------------------------------------------------------------------------------

                                         ----------------------------------------------------------------------------------------

 Analysis of expenses
    Container shipping operations           843      790       806       789       733      667        668       630       621
    General and administrative              124      120       109       101       108      110        107       113       108
    Depreciation and amortization            28       28        32        31        29       32         33        29        29
    Other                                    21       (1)       (5)        4         7       (6)        (6)        6        (1)
                                         ----------------------------------------------------------------------------------------
                                          1,016      937       942       925       877      803        802       778       757
                                         ----------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

 Net income                                  33       15        32        31         3        3         28        27        23
                                         ----------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

 Earnings per common share
         Basic                            0.37      0.17      0.35      0.34      0.03      0.03      0.31      0.30      0.26
         Diluted                          0.36      0.16      0.35      0.33      0.03      0.03      0.30      0.29      0.25

---------------------------------------------------------------------------------------------------------------------------------




OPERATING DATA

Unaudited

 EBITDA                                       Q2        Q1        Q4       Q3        Q2        Q1       Q4        Q3        Q2
 US$ millions                               2005      2005      2004     2004      2004      2004     2003      2003      2003
---------------------------------------------------------------------------------------------------------------------------------

                                              75        57        78       72         55      43        69        67        63
---------------------------------------------------------------------------------------------------------------------------------


Free cash flow
US$ millions
---------------------------------------------------------------------------------------------------------------------------------
                                              58        86        51       95         20      15        80        25         1
---------------------------------------------------------------------------------------------------------------------------------


 Quarterly freight rate changes
 Percentage change(1)
---------------------------------------------------------------------------------------------------------------------------------

 TransAtlantic                                 8         3         8        0         1        (3)       3         5         5
 Australasia                                   6        13         0       (1)        0         6        6         2         3
 Latin America                                 2         3         5       10        11         0        3        (6)        1
 Asia                                         (3)       (1)        0       13        10        (5)      (8)        7         9
                                         ----------------------------------------------------------------------------------------
                                               3         3         4        6         4        (2)      (1)        7         5
---------------------------------------------------------------------------------------------------------------------------------


 Operating lease rentals
 US$ millions
---------------------------------------------------------------------------------------------------------------------------------

 Ships                                        67        62        66       59        51        49       49        44        44
 Containers                                   38        38        39       40        36        38       37        39        39
 Other                                         9         9         9        8         9         8        7        10         8

---------------------------------------------------------------------------------------------------------------------------------
                                             114       109       114      107        96        95       93        93        91
---------------------------------------------------------------------------------------------------------------------------------


 Earnings Coverage(G)                         Q2        Q1        Q4       Q3        Q2        Q1
 Ratio                                      2005      2005      2004     2004      2004      2004
-------------------------------------------------------------------------------------------------

                                             3.9       3.6       3.2      3.0       3.0       3.1



Ships
Number of ships employed at 30th June 2005                                            82
Nominal capacity of ships employed at 30th June 2005 in teu                      195,300
------------------------------------------------------------------------------------------

Containers
Fleet in teu at 30th June 2005                                                   441,000
------------------------------------------------------------------------------------------


(1) Percentage increase/(decrease) compared with previous quarter in average freight rates.

CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                           Three months                 Six months
US$ millions except per share amounts                                               to 30th June                to 30th June
                                                                                   2005          2004          2005          2004
---------------------------------------------------------------------------------------------------------------------------------

Revenue
         Container shipping operations                                            1,063           903         2,029         1,717

Expenses
         Container shipping operations                                              843           733         1,633         1,400
         General and administrative                                                 124           108           244           218
         Depreciation and amortization of intangible assets                          28            29            56            61
         Currency exchange loss                                                      21             7            20             1

                                                                             -----------------------------------------------------
                                                                                  1,016           877         1,953         1,680

Operating income                                                                     47            26            76            37


         Interest expense, net (note 3)                                             (11)          (21)          (22)          (28)

                                                                             -----------------------------------------------------
Income before income tax                                                             36             5            54             9

         Income tax expense (note 4)                                                 (3)           (2)           (6)           (3)

                                                                             -----------------------------------------------------
Net income available to common shareholders                                      $   33        $    3        $   48        $    6
                                                                             -----------------------------------------------------

Average number of common shares outstanding (millions)
(note 10)                                                                          90.1          89.9          90.0          89.9

Earnings per common share basic (note 10)                                         $0.37         $0.03         $0.53         $0.07

Earnings per common share diluted (note 10)                                       $0.36         $0.03         $0.52         $0.06


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                           Three months                 Six months
US$ millions                                                                        to 30th June                to 30th June
                                                                                   2005          2004          2005          2004
----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period                                                        645           577           633           579
Adoption of new accounting policy - (note 2)                                          -             -             1            (1)
                                                                             -----------------------------------------------------
Retained earnings, beginning of period as restated                                  645           577           634           578

Net income available to common shareholders                                          33             3            48             6
                                                                             -----------------------------------------------------
                                                                                    678           580           682           584

Dividends on common shares                                                           (5)           (3)           (9)           (7)

                                                                             -----------------------------------------------------
Balance, 30th June                                                                $ 673         $ 577         $ 673         $ 577
                                                                             -----------------------------------------------------


See accompanying notes to the interim consolidated financial statements


CONSOLIDATED BALANCE SHEETS

Unaudited
US$ millions                                                                30th June 2005          31st December 2004
--------------------------------------------------------------------------------------------------------------------------

Assets

Current assets
         Cash and cash equivalents                                                254                       135
         Accounts receivable                                                      474                       473
         Prepaid expenses                                                          66                        54
         Inventory                                                                 37                        26
                                                                       ---------------------------------------------------
                                                                                  831                       688

Property, plant and equipment                                                   1,166                     1,181
Deferred charges                                                                   45                        49
Goodwill                                                                          609                       608
Future income tax assets                                                            6                         7
Other assets and intangible assets                                                 37                        37

                                                                       ---------------------------------------------------
                                                                              $ 2,694                   $ 2,570
                                                                       ---------------------------------------------------

Liabilities

Current liabilities
         Accounts payable and accrued liabilities                                 698                       626
         Long-term debt due within one year (note 7)                               20                        19
                                                                       ---------------------------------------------------
                                                                                  718                       645

Long-term liabilities
         Long-term debt due after one year (note 7)                               550                       545
         Future income tax liabilities                                              7                         8
         Other long-term liabilities (note 2)                                      10                        -
                                                                       ---------------------------------------------------
                                                                                  567                       553

Shareholders' equity
         Common share capital                                                     686                       689
         Other equity                                                              29                        29
         Contributed surplus                                                       15                        14
         Retained earnings                                                        673                       633
         Cumulative foreign currency translation adjustments                        6                         7
                                                                       ---------------------------------------------------
                                                                                1,409                     1,372

                                                                       ---------------------------------------------------
                                                                              $ 2,694                   $ 2,570
                                                                       ---------------------------------------------------


See accompanying notes to the interim consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW


Unaudited                                                                       Three months                   Six months
US$ millions                                                                    to 30th June                  to 30th June
                                                                               2005          2004           2005           2004
----------------------------------------------------------------------------------------------------------------------------------

Operating activities
         Net income                                                              33             3             48              6
         Depreciation and amortization of intangible assets                      28            29             56             61
         Future income tax benefit                                                -             -              -             (1)
         Amortization and write-off of deferred charges                           4             3              8             10
         Stock-based compensation                                                (1)            3              1              5
         Accretion of convertible notes                                           1             1              2              1
         Other                                                                    1            (2)             1             (5)
                                                                         ----------------------------------------------------------
                                                                                 66            37            116             77

         Decrease/(increase) in non-cash working capital (note 9)                 7            (9)            53            (23)

                                                                         ----------------------------------------------------------

         Cash from operations before exceptional payments                        73            28            169             54

         Exceptional item related payments (note 6)                              (1)            -             (1)            (1)

                                                                         ----------------------------------------------------------
Cash inflow from operations                                                      72            28            168             53

Financing activities
         Increase in share capital                                                -             1              1              1
         Convertible notes issued                                                 -             -              -            200
         (Decrease)/increase in long-term debt                                    -            (1)             -             75
         Repayment of long-term debt                                             (5)          (30)           (10)          (309)
         Increase in deferred financing costs                                    (1)           (2)            (1)           (10)
         Financing costs allocated to other equity                                -             -              -             (1)
         Common share dividends paid                                             (5)           (3)            (9)            (7)

                                                                         ----------------------------------------------------------
Cash outflow from financing activities                                          (11)          (35)           (19)           (51)

Investing activities
         Additions to property, plant and equipment                             (13)           (9)           (21)           (18)
         Increase in deferred dry-dock costs                                     (1)            -             (3)            (2)
         Acquisition of businesses and payment of deferred                       (6)           (5)            (6)            (5)
         consideration
         Decrease in other assets                                                 -             1              -              1
         Proceeds from disposal of property, plant and equipment                  -             -              -              1

                                                                         ----------------------------------------------------------
Cash outflow from investing activities                                          (20)          (13)           (30)           (23)

Cash position(2)
         Increase/(decrease) in cash and cash equivalents                        41           (20)           119            (21)
         Cash and cash equivalents at beginning of period                       213            74            135             75

                                                                         ----------------------------------------------------------
         Cash and cash equivalents at end of period                           $ 254         $  54          $ 254          $  54
                                                                         ----------------------------------------------------------


(2) Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months.

See accompanying notes to the interim consolidated financial statements

SEGMENT INFORMATION

Unaudited
US$ millions                                                     Three months to 30th June         Six months to 30th June
                                                                       2005            2004           2005           2004
----------------------------------------------------------------------------------------------------------------------------

Revenue
         TransAtlantic                                                  506             441            965            847
         Australasia                                                    167             146            320            278
         Latin America                                                  121              89            234            168
         Asia                                                           226             192            432            362
         Other                                                           43              35             78             62

                                                                ------------------------------------------------------------
                                                                    $ 1,063        $    903        $ 2,029        $ 1,717
                                                                ------------------------------------------------------------

Expenses
         TransAtlantic                                                  485             433            941            841
         Australasia                                                    158             140            302            262
         Latin America                                                  109              84            212            162
         Asia                                                           223             192            426            363
         Other                                                           41              28             72             52

                                                                ------------------------------------------------------------
                                                                    $ 1,016        $    877        $ 1,953        $ 1,680
                                                                ------------------------------------------------------------

Operating income/(loss)
         TransAtlantic                                                   21               8             24              6
         Australasia                                                      9               6             18             16
         Latin America                                                   12               5             22              6
         Asia                                                             3               -              6             (1)
         Other                                                            2               7              6             10

                                                                ------------------------------------------------------------
                                                                  $      47       $      26      $      76      $      37
                                                                ------------------------------------------------------------



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.   Basis of Presentation

These interim consolidated financial statements have been prepared using accounting policies, other than those set out in note 2, that are consistent with the policies used in preparing the 2004 annual consolidated financial statements, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP) and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, consolidated revenue and operating income have historically generally been lower during the first quarter.

The preparation of financial statements requires that management make estimates in reporting the amounts of certain revenues and expenses for each financial year and certain assets and liabilities at the end of each financial year. On an ongoing basis, management reviews its estimates, including those related to revenue, accruals for costs incurred but not billed by vendors, bad debts, potential impairment and useful lives of assets, income taxes, certain other accrued liabilities, pensions and post retirement bene?ts and stock-based compensation. Actual results may differ from these estimates.

The financial data presented in this document is for the second quarter 2005, being the three months ended 30th June 2005, and for the six months ended 30th June 2005. These periods are compared to the corresponding periods in the previous year being the second quarter 2004 (three months ended 30th June
2004) and the six months ended 30th June 2004 respectively unless otherwise stated.

2.   Change in Accounting Policies

Variable Interest Entities - On 1st January 2005, CP Ships adopted the Canadian Institute of Chartered Accountants' (CICA) new accounting requirements on the consolidation of variable interest entities (VIEs) under Accounting Guideline 15 (AcG-15), "Consolidation of Variable Interest Entities." AcG-15 is harmonized with US GAAP and provides guidance on the consolidation of VIEs. VIEs are characterized as entities in which:

o the equity is not sufficient to permit that entity to finance its activities without external support, or
o equity investors lack either voting control, an obligation to absorb expected losses or the right to receive expected residual returns.

Where a reporting entity is deemed to have a variable interest in such an entity, and where that interest will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected returns, or both, the reporting entity is the `primary beneficiary', and must consolidate the VIE. As a result, CP Ships must consolidate certain trust vehicles that were created to hold awards of shares to employees. The trust vehicles must be consolidated as if AcG-15 was effective when the conditions were first met for CP Ships to be the primary beneficiary.

Beginning 1st January 2005, CP Ships consolidated two trusts created by CP Ships to facilitate employee remuneration. The assets and liabilities of these VIEs have been grouped under other long-term assets and liabilities. There was no impact on revenues during the quarter. The impact on the Consolidated Balance Sheet on 1st January 2005 was an increase in cash of $1 million and other assets of $7 million, an increase of long-term liabilities of $10 million and a decrease in shareholders' equity of $2 million. The impact on shareholders' equity includes a $4 million reduction to share capital for shares held in treasury for employees as part of their employee remuneration. This is offset by an increase of $1 million to retained earnings as a result of retrospective application for earnings and $1 million to contributed surplus in the trusts. The opening balance of retained earnings has been adjusted to reflect this change. As at 30th June 2005 there were 216,311 shares held in treasury.

3.   Interest Expense (net)


                                                             Three months               Six months
                                                             to 30th June              to 30th June
US$ millions                                              2005          2004         2005          2004
----------------------------------------------------------------------------------------------------------

Interest expense                                          13            11           24            19
Interest income                                           (2)            -           (3)            -
Financial instrument fair value adjustment                 -             9            -             4
Amortization and write-off of deferred                     -             1            1             5
financing costs
                                                    ------------------------------------------------------
Interest expense (net)                                   $11           $21          $22           $28
                                                    ------------------------------------------------------



Interest expense includes a $1 million benefit for the three months ended 30th June 2005 (2004: $1 million) and a $1 million benefit for the six months ended 30th June 2005 (2004: $2 million) for accrued interest received as a result of swapping the fixed 10 3/8% senior notes to a floating interest of US$ LIBOR+5.77%. The interest rate swap agreements in place during first six months of 2004 did not qualify for hedge accounting under AcG-13. For the six months ended 30th June 2004, the financial instrument fair value adjustment of $4 million is comprised of a benefit of $5 million for the three months ended 31st March 2004 offset by a charge of $9 million for the three months ended 30th June 2004. These contracts were terminated during third quarter 2004 and replaced with new contracts which qualified under AcG-13. There was no fair value adjustment for second quarter 2005.

During the six months ended 30th June 2004, there was a write-off of deferred financing costs of $4 million related to the financing costs previously deferred in respect to revolving credit facilities which were terminated in that period. There have been no similar costs written off during 2005.

4. Income Tax Expense



                                                    Three months                 Six months
                                                    to 30th June                to 30th June
US$ millions                                      2005          2004           2005         2004
--------------------------------------------------------------------------------------------------

Current income tax expense                          3             2              6            4
Future income tax benefit                           -             -              -           (1)
                                               ---------------------------------------------------
Income tax expense, net                           $ 3           $ 2            $ 6          $ 3
                                               ---------------------------------------------------


Income tax expense for the six months to 30th June 2005 includes $1 million related to prior periods.

5.   Business Acquisitions

In second quarter 2005, CP Ships further expanded its logistic services with the acquisition of all the outstanding shares of Borg International Freight Services and Paul Bellack Inc. for an aggregate consideration of $7 million. Cash consideration of $3 million has been paid and contingent consideration of $4 million is payable in 2006 and 2007, depending on the achievement of financial targets. On a preliminary basis, the estimated fair value of the tangible net assets acquired was $1 million, with the remainder of $2 million consideration paid allocated to goodwill and other intangible assets. Other intangible assets of $1 million relates to customer based intangible assets. The contingent consideration, if any, will be recorded as additional goodwill in the period of payment.

Following the terms of the acquisition of ROE Logistics in the second quarter 2004, payment of contingent consideration of $3 million was made in the quarter.

6.   Exceptional Items

In 2003, an exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprised consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charge included staff related costs of $7 million and expenses relating to redundant office leases of $3 million. This restructuring was substantially complete at 31st December 2003. At 30th June 2005, nil remained to be spent for redundant office leases to 2008.

7.   Long-Term Debt


US$ millions                                 30th June 2005  31st December 2004
---------------------------------------------------------------------------------

Long-term debt
4% convertible senior subordinated notes            176               174
10 3/8% senior notes due 2012                       197               197
Long-term loans                                      26                30
                                              -----------------------------------
                                                    399               401

Capital leases                                      171               163
                                              -----------------------------------
                                                    570               564

Amounts due within one year                        (20)              (19)
                                              -----------------------------------

Amounts due after one year                        $ 550             $ 545
                                              -----------------------------------




Bank Loans - Bank loans comprise a $525 million five-year multi-currency revolving credit facility secured by certain owned ships. None of the facility, which was fully available, was drawn at 30th June 2005. The facility is committed until March 2009 and bears interest at a margin, which depends on the corporate credit rating, over US$ LIBOR. As at 30th June 2005 the applicable margin was 1.10%. In the event that more than 50% of the facility is drawn the applicable margin is increased by 0.15%. A commitment fee of 40% of the applicable margin is payable on the undrawn portion of the facility.

Capital Leases - At 30th June 2005, capital leases consist of ship leases of $116 million (31st December 2004: $126 million), container leases of $53 million (31st December 2004: $34 million), of which $44 million (31st December 2004: $23 million) relates to the temperature-controlled container sub-leases, and other leases of $2 million (31st December 2004: $3 million).

Covenants - At 30th June 2005, CP Ships was in compliance with its financial covenants and corporate credit rating requirements and had no dividend or debt arrears.

8.   Stock-Based Compensation

During the three months ended 30th June 2005, the vesting of 356,894 stock options was deferred from May 2005 to August 2005. There were 34,200 options and 27,979 restricted shares exercised during the quarter. In addition, 19,000 restricted shares and 23,500 options were forfeited.

During the three months ended 30th June 2005 it was determined that the company would not achieve the financial performance criteria necessary for 231,744 restricted shares to vest in December 2006, and as a result $2 million previously included as stock based compensation expense during 2004 and 2005 was recognized as income in the current period. During the quarter, expense of $1 million was recognized on other stock plans for a net impact of $(1) million for the three months ended 30th June 2005 and $1 million for the six months ended 30th June 2005 ($3 million for the three months ended 30th June 2004 and $5 million for the six months ended 30th June 2004).

9.   Supplemental Cash Flow Information

(a)  Changes in non-cash working capital

                                                                      Three months                 Six months
                                                                      to 30th June                to 30th June
US$ millions                                                         2005         2004           2005          2004
-----------------------------------------------------------------------------------------------------------------------
Decrease/(increase) in current assets:
    Accounts receivable                                                (9)           8             (1)           11
    Prepaid expenses                                                  (10)           2            (12)          (16)
    Inventory                                                         (11)          (3)           (11)            -


Increase/(decrease) in current liabilities:
    Accounts payable and accrued liabilities                           32           (9)            72           (11)

 Other changes in non-cash working capital
    Exceptional item related payments                                   1            -              1             1
    Acquisition related payments                                        3            -              3             -
    Acquisition of ROE Logistics                                        -           (8)             -            (8)
    Accrued liability for deferred financing costs                      -            1              -             -
    Other changes in non-cash working capital                           1            -              1             -

                                                               --------------------------------------------------------
                                                                    $   7         $ (9)          $ 53         $ (23)
                                                               --------------------------------------------------------

(b) Non-cash transactions excluded from the consolidated statements of cash flow


                                                                       Three months                  Six months
                                                                       to 30th June                 to 30th June
US$ millions                                                        2005          2004           2005          2004
-----------------------------------------------------------------------------------------------------------------------

Increase in property, plant and equipment                             15             -             22             -
Increase in other assets from trust assets                             3             -              7             -
Decrease in short-term debt                                            7             -              -             -
Capital lease obligations included in long-term debt                 (22)            -            (22)            -
Increase in deferred compensation obligation from trusts
                                                                      (3)            -            (10)            -
Decrease in share capital for treasury stock                           -             -              3             -
                                                               --------------------------------------------------------
                                                                       -             -              -             -
                                                               --------------------------------------------------------


During the quarter capital leases of $22 million commenced related to 1,500 temperature-controlled containers. 500 of these containers at a cost of $7 million had been financed with short-term debt during first quarter 2005 and the lessor repaid this debt as part of the leasing transaction in the second quarter. During the year, CP Ships consolidated two trusts related to employee remuneration which are considered variable interest entities under AcG-15. The non-cash transaction resulted in increases in other long-term assets and liabilities.

10.  Earnings Per Share

Basic earnings per share is net income divided by the weighted average number of shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method, and shares issuable on conversion of convertible notes were issued using the `if converted method'. A reconciliation of the weighted average number of shares is as follows:



                                                                  Three months                 Six months
                                                                  to 30th June                to 30th June
Millions of shares                                              2005          2004         2005          2004
----------------------------------------------------------------------------------------------------------------
Weighted average number of common shares used in
calculating basic earnings per share                            90.1          89.9         90.0          89.9
                                                        --------------------------------------------------------

Effect of dilutive securities - stock options                    0.3           1.1          0.3           1.1
                                                                 1.8           1.9          1.8           1.9
  - unvested restricted shares
                                                        --------------------------------------------------------

Weighted average number of common shares used in
calculating diluted earnings per share                          92.2          92.9         92.1          92.9
                                                        --------------------------------------------------------



For the three and six months ended 30th June 2005 and 2004, the convertible notes, which were convertible into 7.9 million common shares, were not included in the computation of diluted earnings per common share because the contingent conversion conditions have not been met during the periods.

11.  Pensions

The total benefit cost for the three months ended 30th June 2005 is $6 million (2004: $2 million) and for the six months ended 30th June 2005 is $9 million (2004: $5 million). During the quarter $3 million was recognized relating to a shortfall in the Merchant Navy Officers Pension Fund (MNOPF), an industry wide defined benefit scheme in the United Kingdom in which a CP Ships subsidiary previously participated. A recent court case took place to determine the allocation of deficit payments of the MNOPF between a number of shipping industry employers. A judgement was delivered which determined that all current and historic employers should contribute towards the benefits accrued by all of their employees. CP Ships' share of the actuarial deficit is estimated to be 0.73% or $3 million. It is likely that payment will be required as either a lump sum or in yearly instalments over a ten-year period. This amount has been accrued as at 30th June 2005.

12.  Contingent Liabilities

Six class action lawsuits in the US and three in Canada have been filed against CP Ships. In addition, a seventh US action was filed on 1st August 2005 by a single shareholder of CP Ships stock. These lawsuits, which relate to the restatement of historical financial results are at a preliminary stage and to date no class has been certified. Six of the seven US lawsuits have been transferred to a single jurisdiction for coordinated or consolidated pre-trial proceedings. The seventh lawsuit is also expected to be transferred. In the three Canadian proceedings, a statement of claim has been filed but no further steps toward certification have been taken. The proceedings allege claims against CP Ships and certain of its directors and officers arising from the restatement. CP Ships has retained counsel and is in the process of defending these claims. The outcome and amount of these claims are not yet determinable and accordingly, no provision has been made in these financial statements with respect to these matters.

The group is defending an action in Belgium that was initiated in 1999 totalling approximately Euro 89 million (US $115 million) against it and certain of its subsidiaries relating to the termination of contracts for stevedoring and related services. The group does not believe it will incur any liability, and accordingly, no provision has been made in the financial statements with respect to this matter other than for legal costs.

As a result of the Lykes Lines Limited, LLC (Lykes) contract with the US Department of Transportation in respect to its new Maritime Security Program
(MSP), Liberty Global Logistics LLC filed a complaint on 18th March 2005 in the US District Court for the Eastern District of New York against the Maritime Administration and the United States of America challenging the MSP awards made in January 2005 to Lykes and others. There are several defences to this complaint and it is presently anticipated that it will have no effect on the award of MSP to Lykes.

13. Differences between Accounting Principles Generally Accepted in Canada and the United States

(a)  Consolidated Statements of Income and Shareholders' Equity

The following is a reconciliation of net income under Canadian GAAP to net income under US GAAP:



                                                                    Three months                 Six months
Unaudited                                                           to 30th June                to 30th June
US$ millions except per share amounts                            2005          2004          2005          2004
--------------------------------------------------------------------------------------------------------------------

Net income - Canadian GAAP                                            33            3              48             6
US GAAP adjustments:
   Embedded derivatives                                              (2)          (1)               2             8
   Interest rate swaps                                                 7            -               2             -
   Foreign currency contracts                                          -            -               -           (1)
   Bunker fuel price contracts                                         1            -              11             1
   Stock-based compensation                                          (2)            -             (3)             1
   Ships                                                               -            1               1             1
   Capitalized interest                                                -            -             (1)             -
   Restructuring costs                                                 -            -               -           (1)
   Interest expense - convertible notes                                1            2               2             2
   Tax effect of US GAAP adjustments                                   -            -               -             -

                                                             -------------------------------------------------------
Net income - US GAAP                                                  38            5              62            17

Other comprehensive income
   Foreign currency translation adjustments                          (1)          (2)             (1)            (6)

Comprehensive income - US GAAP                                       $37          $ 3             $61           $11
                                                             -------------------------------------------------------

Earnings per common share - basic ($)
   Canadian GAAP                                                   $0.37        $0.03           $0.53         $0.07
   US GAAP                                                         $0.42        $0.06           $0.69         $0.19
Average number of common shares outstanding -basic
 (millions)
   Canadian GAAP                                                    90.1         89.9            90.0          89.9
   US GAAP                                                          90.1         89.8            90.0          89.7

Earnings per common share - diluted ($)
   Canadian GAAP                                                   $0.36        $0.03           $0.52         $0.06
   US GAAP                                                         $0.38        $0.05           $0.62         $0.18
Average number of common shares outstanding - diluted
 (millions)
   Canadian GAAP                                                    92.2         92.9            92.1          92.9
   US GAAP                                                         100.1         92.9           100.0          92.9


Reconciliation of equity under Canadian GAAP to equity under US GAAP:

Unaudited                                            30th June           31st December
US$ millions                                            2005                  2004
---------------------------------------------------------------------------------------------
Equity - Canadian GAAP                                     1,409                1,372
US GAAP adjustments:
   Embedded derivatives                                       (2)                  (4)
   Interest rate swaps                                         3                    1
   Foreign currency contracts                                  1                    1
   Bunker fuel price contracts                                10                   (1)
   Acquisition-related costs                                 (44)                 (44)
   Pension costs                                              (8)                  (8)
   Stock-based compensation                                   (4)                  (1)
   Ships                                                     (20)                 (21)
   Capitalized interest                                        3                    4
   Restructuring costs                                         2                    2
   Treasury stock - Rabbi Trust                                -                   (2)
   Interest expense - convertible notes                        6                    4
   Other equity - convertible notes                          (29)                 (29)
   Tax effect of US GAAP adjustments                           -                    -
                                              -------------------------------------------
 Total US GAAP adjustments                                   (82)                 (98)
                                              -------------------------------------------
 Equity - US GAAP                                        $ 1,327              $ 1,274
                                              -------------------------------------------



(b)  Summary of Differences

The most recent annual financial statements describe material differences between Canadian GAAP and US GAAP applicable to the company as at 31st December 2004. There are no differences applicable for the first time in 2005.

(c)  Recent US Accounting Pronouncements

On 15th April 2005, the US Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process for FASB Statement No. 123(R), Share Based Payment (SFAS 123(R)). The SEC would require that registrants adopt SFAS 123(R)'s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year after 15th June 2005. CP Ships now plans to adopt SFAS 123(R) effective 1st January 2006.

In May 2005, the FASB issued SFAS No. 154, Accounting changes and Error Corrections ("SFAS 154"), as part of an effort to conform to international accounting standards. SFAS No. 154 replaces APB Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effects of the change. SFAS 154 is effective for accounting changes and corrections or errors made in fiscal year beginning after 1st January 2006. The adoption of SFAS No. 154 is not anticipated to have a material effect on our financial position or results of operations.

(d)  Additional US GAAP Disclosures

Under the CP Ships Employee Stock Option Plan (ESOP) and the Directors Stock Option Plan (DSOP) options may be granted to key employees and directors to purchase CP Ships common shares at a price normally based on the market value of the shares on or immediately prior to the grant date. Each option may be exercised after three years and no later than ten years after the grant date.

Under US GAAP CP Ships applies the intrinsic value method of accounting for its options granted to employees. If CP Ships had determined compensation cost based on the fair value at the grant date for employee share options in accordance with FASB Statement No. 123, "Accounting for Stock-Based Compensation," net income and net income per share would have changed to the pro forma amounts indicated below.


                                                                  Three months               Six months
                                                                  to 30th June              to 30th June
US $ million except per share amounts                           2005         2004         2005         2004
---------------------------------------------------------------------------------------------------------------

Net income - US GAAP, as reported                                    38            5           62           17
Add:  Stock-based compensation expense determined under
    the intrinsic value method:                                     (1)            3            3            4
Less:  Stock-based compensation expense determined
    under the fair value method:                                      1           (2)         (1)           (5)

---------------------------------------------------------------------------------------------------------------
Pro-forma net income - US GAAP                                   $   38       $    6       $   64       $   16
---------------------------------------------------------------------------------------------------------------

Pro-forma earnings per share basic                               $ 0.42       $ 0.07       $ 0.71       $ 0.18
Pro-forma earnings per share diluted                             $ 0.38       $ 0.06       $ 0.64       $ 0.17



The basic and diluted earnings per share based on net income - US GAAP, as reported, and the weighted average number of shares in issue are given in note 13(a).

KEY NON-GAAP OPERATING PERFORMANCE MEASURES
-------------------------------------------

In this quarterly report, we have identified key non-GAAP operating performance indicators which we use to measure overall business performance:

     o    Sales volume

     o    Revenue per teu

     o    Average freight rate

     o    Cost per teu

     o    EBITDA

     o    Free cash flow

     o    Earnings coverage


Please refer to the following definitions for more information on each of these performance measurements.

DEFINITIONS OF NON-GAAP TERMS (Note: The following should be read in conjunction with the 2004 annual financial statements.)

(A) Sales volume is measured in teu. As well as directly contributing to revenue, volume drives economies of scale and, within each individual trade lane, directly impacts cost competitiveness and efficiency. Sales volume does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(B)Revenue per teu is total revenue divided by total volume in teu and is considered to be a meaningful measure of the unit price for total transportation services including ocean freight, inland transport services and other revenue . Revenue per teu does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(C)Average freight rate for CP Ships overall is total revenue less inland, slot charter and other miscellaneous revenue divided by volume in teu. Average freight rate for each market segment is the simple average of the average freight rates for each direction, Westbound and Eastbound or Southbound and Northbound. Average freight rate for each direction is the total revenue by direction, (eg Westbound) less inland, slot charter and other miscellaneous revenue divided by the equivalent total volume in teu. Average freight rate, which we consider to be a meaningful indicator of the unit price for ocean transportation services, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(D)Cost per teu is total costs divided by volume in teu. Total costs comprise total expenses before currency exchange gains or losses other than from hedging, diminution in value of property, plant and equipment and gains or losses on disposal of property, plant and equipment, after deducting slot charter revenue. Cost per teu, which we consider to be a meaningful measure of the underlying cost movements and the effectiveness with which costs are being managed, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(E)EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which we consider to be a meaningful measure of operating performance, particularly the ability to generate cash, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.

(F)Free cash flow is cash from operations after payments for exceptional items, less investing activities and adjusted for acquisitions. Free cash flow, which we consider to be a meaningful measure of operating performance as it demonstrates the company's ability to generate cash after the payment for capital expenditures, does not have a standardized meaning under Canadian GAAP, and may not be comparable with similar measures used by others.



                                                  Three months                   Six months
Unaudited                                         to 30th June                  to 30th June
US$ millions                                     2005          2004           2005          2004
-----------------------------------------------------------------------------------------------------

Cash inflow from operations                        72            28            168            53

Less:
         Investing activities                     (20)         (13)            (30)          (23)
         Acquisition of business                    6            5               6             5

                                           ----------------------------------------------------------
Free cash flow                                     58           20             144            35
                                           ----------------------------------------------------------



(G)Earnings coverage is calculated on a 12-month trailing basis as the ratio of net income before interest and income tax expense divided by the interest expense on total long-term debt, calculated using applicable period end interest rates.


                                    -ends-

ABOUT CP SHIPS: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 38 services in 22 trade lanes, most of which are served by two or more of its seven brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. On 28th April 2005, CP Ships announced it will re-brand its services under the CP Ships name. At 30th June 2005, CP Ships' vessel fleet was 82 ships and its container fleet

 441,000 teu. Volume in 2004 was 2.3 million teu, more than 80% of which was North American exports or imports. CP Ships also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' is listed on the Toronto and New York stock exchanges under the symbol TEU and also in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS

                                   INVESTORS
              Jeremy Lee, VP Investor Relations & Public Affairs
                          Telephone: +1 514 934 5254

                                     MEDIA
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764